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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        (Amendment No. ________________)*

                              Kenetech Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

                        8.25% Convertible Preferred Stock

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                         (Title of Class of Securities)

                                    488878307
                      -------------------------------------
                                 (CUSIP Number)

                                  April 1, 1998

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |   |       Rule 13d-1(b)

        | X |       Rule 13d-1(c)

        |   |       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  1 of 6 pages

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                  488878307
CUSIP No. ................................

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above person (entities only)

   Lawrence A. Heller
 ...............................................................................
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                              X
      (a)  .....................................................................


      (b)  .....................................................................
--------------------------------------------------------------------------------

3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------
                                                  United States
4.    Citizenship or Place of Organization......................................
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                                            521,600 (40 votes per share of 8.25%
                                            Convertible Preferred Stock. The
                                            Reporting Persons own 652,000
                                            depository shares which depository
                                            shares represent 13,040 shares of
                                            8.25% Convertible Preferred Stock.)
Number of          5.  Sole Voting Power......................................
Shares Bene-   _________________________________________________________________
ficially by                                            0
Owned by Each      6.  Share Voting Power.....................................
Reporting      _________________________________________________________________
Person With:                                652,000 depository shares which
                                            depository shares represent 13,040
                                            shares of 8.25% Convertible
                                            Preferred Stock.
                   7.  Sole Dispositive Power...................................
               -----------------------------------------------------------------
                                                               0
                   8.  Shared Dispositive Power.................................
--------------------------------------------------------------------------------
                                                 652,000 depository shares which
                                                 depository shares represent
                                                 13,040 shares of 8.25%
                                                 Convertible Preferred Stock.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person...............

10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) ........................................................
                                                             12.7%
11.  Percentage of Class Represented by Amount in Row...........................
--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

 ................................................................................

 ................................................................................

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                                  2 of 6 pages

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                  488878307
CUSIP No. ................................

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above person (entities only)

   Quadrangle Offshore (Cayman) LLC
 ................................................................................
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                     X
      (a)  .....................................................................


      (b)  .....................................................................
--------------------------------------------------------------------------------


3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------

                                                  Cayman Islands, B.W.I.
4.    Citizenship or Place of Organization......................................
--------------------------------------------------------------------------------

                                            521,600 (40 votes per share of 8.25%
                                            Convertible Preferred Stock.
                                            The Reporting Persons own 652,000
                                            depository shares which depository
                                            shares represent 13,040 shares of
                                            8.25% Convertible Preferred Stock.)
Number of            5.  Sole Voting Power......................................
Shares Bene-     _______________________________________________________________
ficially by                                              0
Owned by Each        6.  Share Voting Power.....................................
Reporting        _______________________________________________________________
Person With:                                652,000 depository shares which
                                            depository shares represent 13,040
                                            shares of 8.25% Convertible
                                            Preferred Stock.
                     7.  Sole Dispositive Power.................................
                  --------------------------------------------------------------
                                                                 0
                     8.  Shared Dispositive Power...............................
--------------------------------------------------------------------------------

                                                  652,000 depository shares
                                                  which depository shares
                                                  represent 13,040 shares of
                                                  8.25% Convertible Preferred
                                                  Stock.

9.    Aggregate Amount Beneficially Owned by Each Reporting Person..............

10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) .......................................................
                                                              12.7%
11.   Percentage of Class Represented by Amount in Row..........................
--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)    CO
--------------------------------------------------------------------------------

 ................................................................................

 ................................................................................

 ................................................................................


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                                  3 of 6 pages

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Item 1(a).        Name of Issuer:

                  The name of the issuer is Kenetech Corporation (the
"Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The principal executive offices of the Company are located at 500 Sansome Street, Suite 300, San Francisco, California 94111.

Item 2(a).        Name of Person Filing:

                  Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13G is being filed jointly by Lawrence A. Heller, an individual, and Quadrangle Offshore (Cayman) LLC, a Cayman Islands, B.W.I. company ("Quadrangle LLC"). Mr. Heller and Quadrangle LLC (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business address of Mr. Heller is 6 East 45th Street, Suite 805, New York, New York 10017. The principal business address of Quadrangle LLC is c/o Goldman Sachs (Cayman) Trust, Ltd., Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, B.W.I.

Item 2(c).        Citizenship:

                  Mr. Heller is a United States citizen. Quadrangle LLC is a company organized in the Cayman Islands, B.W.I.

Item 2(d).        Title of Class of Securities:

                  The title of the class of securities is 8.25% Convertible Preferred Stock ("Preferred Stock").

Item 2(e).        CUSIP Number:

                  488878307

 Item 3. If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)         | |   Broker or dealer registered under Section 15 of the
                           Exchange Act.

      (b)         | |   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)         | |   Insurance company as defined in Section 3(a)(19) of the
                           Exchange Act.

      (d)         | |   Investment Company registered under Section 8 of the
                           Investment Company Act.

      (e)         | |   An investment advisor in accordance with Rule 13d-1(b)
                           (1)(ii)(E).

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      (f)         | |   An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

      (g)         | |   A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G).

      (h)         | |   A savings association as defined in Section 3(b) of the
                           Federal Deposit Insurance Act.

      (i)         | |   A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act.

      (j)         | |   Group in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement if filed pursuant to Rule 13d-1(c), check this box.| X |

Item 4.           Ownership.

                  QUADRANGLE LLC

                  Quadrangle LLC is the direct beneficially owner of 652,000 depository shares, which represents 13,040 shares of Preferred Stock. The 13,040 shares of Preferred Stock represent approximately 12.7% of the outstanding shares of Preferred Stock of the Company (based on 102,492 as the number of shares of Preferred Stock issued and outstanding according to the Company's Annual Report on Form 10-K for the year ended December 31, 1997). Quadrangle LLC has the sole power to vote and dispose of all such shares of Preferred Stock.

                  LAWRENCE A. HELLER

                  Lawrence Heller, as the managing member of L. Heller Advisors, LLC, the Portfolio Manager of Quadrangle LLC, is the indirect beneficial owner of 652,000 depository shares, which represents 13,040 shares of Preferred Stock. The 13,040 shares of Preferred Stock represent approximately 12.7% of the outstanding shares of Preferred Stock of the Company (based on 102,492 as the number of shares of Preferred Stock issued and outstanding according to the Company's Annual Report on Form 10-K for the year ended December 31, 1997). Mr. Heller, as the Portfolio Manager of Quadrangle LLC, has the sole power to vote and dispose of all such shares of Preferred Stock.

Item 5.      Ownership of Five Percent or Less of A Class

             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.




                             5 of 6 pages

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Item 7.      Identification and Classification of the Subsidiary Which
             Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not Applicable.

Item 10.     Certifications.

             By signing below We certify that to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   April 29, 1998

                                    QUADRANGLE OFFSHORE (CAYMAN) LLC

                                    By:     N.S. NOMINEES LTD., its Director

                                            By:  /s/ Clive Harris
                                                 -------------------------------
                                                 Name:  Clive Harris
                                                 Title: Director

                                    /s/ Lawrence A. Heller
                                    ----------------------
                                    Lawrence A. Heller



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